DM

18010118

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 30 2018
DIVISION OF TRADING & MARKETS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stern Brothers & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Maryland Ave., Suite 800
(No. and Street)

Saint Louis (City) | Missouri (State) | 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Miriani — (314) 727-5519
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Ave., Floor 3 (Address) | New York (City) | New York (State) | 10022 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Peggy P. Finn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stern Brothers & Co., as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ILYSSA LIEBSCHUTZ
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: January 29, 2022
Commission Number: 14572898

[Signature]
Signature

Chairperson and Chief Executive Officer
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stern Brothers & Co. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions during the nine-month period ended September 30, 2018, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

New York, New York
November 27, 2018

Exemption Report

For the period January 1, 2018 thru September 30, 2018

Stern Brothers & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed and met without exception the exemptive provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) during the nine-month period ended September 30, 2018. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all of the accounts of such customers.

Stern Brothers & Co.

I, Peggy Finn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Peggy Finn

Title: Chairman

Date: November 27, 2018

Stern Brothers & Co.

Statement of Financial Condition
September 30, 2018
Available for Public Inspection

Stern Brothers & Co.
Index
September 30, 2018
Available for Public Inspection

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Stern Brothers & Co.
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stern Brothers & Co. (the "Company") as of September 30, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2007.

New York, New York
November 27, 2018

Stern Brothers & Co.
Statement of Financial Condition
September 30, 2018
Available for Public Inspection

Assets	
Cash and cash equivalents	$ 315,854
Securities owned, at fair value	3,279,295
Receivable from clearing broker	7,172,120
Deposit with clearing broker	100,000
Other receivables, net	815,191
Accrued interest receivable from securities	57,316
Prepaid expenses and other assets	211,386
Deferred income taxes	60,097
Right-of-use lease asset	212,294
Property and equipment, net	17,488
Total assets	$ 12,241,041
Liabilities and Stockholders' Equity	
Liabilities	
Payable to clearing broker	$ 3,294,516
Accounts payable	150,972
Accrued liabilities	1,593,893
Income tax payable	48,277
Other liabilities	172,000
Lease commitment liability	212,294
Deferred rent and revenue	631
Total liabilities	5,472,583
Commitments and contingent liabilities (Note 8)	
Stockholders' equity	
Common stock, $0.001 par value; 10,000,000 shares authorized, 3,508,675 shares issued	3,509
Additional paid-in capital	3,109,505
Retained earnings	3,710,089
Treasury stock, at cost, 26,228 shares	(54,645)
Total stockholders' equity	6,768,458
Total liabilities and stockholders' equity	$ 12,241,041

The accompanying notes are an integral part of this financial statement.

1. Corporate Operation

Stern Brothers & Co. (the "Company") is a WBENC certified Women's Business Enterprise, a state of Missouri certified Women-owned Business Enterprise, a registered securities broker/dealer with the Securities and Exchange Commission, and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The predominant businesses of the Company are underwriting bond offerings, providing services related to taxable and tax-exempt financing, and acting as principal in transactions for the purchase and sale of various types of debt securities. Securities traded for its account consist primarily of tax-exempt obligations. During 2018, the Company changed its year-end from December 31st to September 30th.

The Company has entered into an agreement (the "Agreement") with an unrelated broker/dealer to process and clear all of the Company's securities transactions. Substantially, all of the Company's investments are held by the broker/dealer to facilitate the Company's trading activities. Although there are a number of unrelated broker/dealer entities which could provide comparable services to the Company on terms generally equivalent to the Agreement, a change in the clearing relationship could cause the Company to experience delays in purchases or sales of its investments.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies used in the preparation of these financial statements:

A. Securities owned are carried at fair value. At year-end, these securities consist primarily of state and municipal bonds.

B. An allowance for doubtful accounts is established as needed for specific receivables which may be uncollectible. A receivable is charged off by management as a loss when deemed uncollectible, although collection efforts continue and recoveries may occur.

C. Proprietary securities transactions are recorded on the trade date, as if they had settled.

D. Prepaid expenses and others assets include rental deposits and other prepaid expenses.

E. Property and equipment are recorded at cost. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization is removed from the accounts.

F. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

G. Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

H. Treasury stock is accounted for using the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. When treasury stock is reissued, the FIFO method is used.

I. On January 1, 2018, the Company early adopted ASU 2016-02, "*Leases (Topic 842).*" Under ASU 2016-02, at the commencement date of any lease, the Company will record a lease liability, which represents the Company's obligation to make lease payments arising from its lease, measured on a discounted basis; and a right-of-use lease asset, which is an asset that represents the Company's right to use, or control the use of, a specified asset for the lease term. The Company reviews the right-of-use lease asset for impairment whenever events or changes in circumstances indicate that the value of the asset being leased may have diminished.

Upon adoption of ASU 2016-02 on January 1, 2018 the Company recorded a right-of-use lease asset and a corresponding lease commitment liability in the amount of approximately $406,600.

J. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Other Receivables, Net

Other receivables at September 30, 2018 consist of the following:

Remarketing fees receivables	$ 612,470
Underwriting, consulting, advisory and other receivables	128,371
Related party receivables	97,000
	837,841
Less allowance for doubtful accounts	22,650
	$ 815,191

The related party receivable consists receivables from employee and their weighted average maturity is less than three years. The fair value of the related party receivable approximate its amortized cost.

4. Borrowings

Bank borrowings

The Company maintains a credit facility with Parkside Financial Bank & Trust. The facility is unsecured and permits the Company to draw on the credit facility in amounts up to $3,000,000. The interest rate on borrowings under this credit facility is a fluctuating rate equal to 50 basis points plus the Parkside Financial Bank & Trust's prime rate, which was 5.250 percent at September 30, 2018. There were no outstanding borrowings under this credit facility at September 30, 2018. The credit facility expires on March 22, 2019 and contains customary representations and warranties, covenants, and events of default. The Company believes that circumstances that might give rise to breach of these covenants or an event or default as specified in the credit facilities are remote.

Clearing broker borrowings

The Company maintains its proprietary trading accounts with its clearing broker. These accounts hold the Company's securities inventory and are collateralized by deposits totaling $100,000, and all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the Agreement. The accounts bear interest at 75 basis points plus the clearing broker's cost of funds. Investments in the accounts at September 30, 2018 totaled $3,253,555. The payable to the clearing broker includes $38,191 of unrealized losses in the aforementioned investments plus other charges at September 30, 2018.

5. Income Taxes

At January 1, 2018 and September 30, 2018, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.

The components of the deferred income taxes as of September 30, 2018 are as follows:

Deferred income tax asset:	
Accrued compensation	$ 33,186
State tax credit carry forward	19,056
Allowance for doubtful accounts	5,568
Accumulated depreciation	2,127
Other	160
	$ 60,097

The Company is subject to U.S. federal income tax as well as income tax of the state of Missouri, and various other states. The Company is no longer subject to examination by taxing authorities for years before 2015.

6. Property and Equipment

The major components of property and equipment at September 30, 2018 are as follows:

		Estimated Useful Life
Furniture and fixtures	$ 198,689	7 years
Office equipment	304,309	3-5 years
Leasehold improvements	53,179	Life of lease
	556,177	
Less accumulated depreciation and amortization	538,689	
Property and equipment, net	$ 17,488	

7. Stockholders' Equity

From time to time, the Board of Directors authorizes the Company to purchase and resell its common stock. During the nine months ended September 30, 2018, the Board of Directors did not authorize any treasury stock transactions.

8. Commitments and Contingent Liabilities

The Company is currently, and may be from time to time, involved in disagreements with various parties that are incidental to their operations. As of September 30th, the Company has recorded a $172,000 contingent liability related to disagreements regarding commission expense.

The Company is a party to operating lease agreements for the rental of office space that expire in various years. Rent expense is recognized on a straight-line basis over the life of the lease rather than in accordance with the actual lease payments. Deferred rent and revenue represents the adjustments to future rents as a result of using the straight-line method as well as revenue collected but not earned as of September 30, 2018.

The maturity analysis of the lease commitment liability as of September 30, 2018 is as follows:

As of September 30, 2018:

	Operating Leases
Fiscal year ended September 30, 2019 payments	$ 189,536
Fiscal year ended September 30, 2020 payments	29,149
Total remaining undiscounted lease payments	218,685
Lease commitment liability	212,294
Effect of discounting	$ 6,391
Remaining lease terms	4 to 18 months
Weighted average lease term	17 months
Weighted average discount rate	5%

In the normal course of its business, the Company may be contingently liable to its clearing broker/dealer for specified potential losses such as the margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer. The maximum potential amount of future payments that the Company could be required to make under these circumstances cannot be estimated. Based on historical experience, the Company believes that it is unlikely it will have any payments related to these items and that any payments would be immaterial and accordingly has not recorded any obligation in its financial statements related to these items.

9. Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and the ratio of aggregate indebtedness to net capital shall not exceed fifteen to one. At September 30, 2018, the Company had net capital and minimum net capital required of $5,494,458 and $131,010, respectively. The Company's percentage of aggregate indebtedness to net capital was 35.77 percent at September 30, 2018.

The Company claims exemption from certain requirements pursuant to paragraph (k)(2)(ii) of Rule 15c3-3. All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the account of its customers.

10. Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk

The clearing and depository operations for the Company's securities transactions are performed by its clearing broker pursuant to the Agreement. At September 30, 2018, all of the non-equity securities owned, which are presented on the accompanying Statement of Financial Condition, are positions with and amounts due principally from the clearing broker, who is a member of a nationally recognized exchange. The Company also maintains a $100,000 deposit with its clearing broker and has a receivable of $7,172,120 as of September 30, 2018. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk. Also, at September 30, 2018, the Company has cash of $312,634 deposited at Parkside Financial Bank & Trust.

11. Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities owned

The fair values of securities owned are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1) or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2). Inputs to the matrix pricing include recent transactions of similar securities and other observable market data.

Securities owned measured at fair value on a recurring basis are summarized below as of September 30, 2018:

Financial Assets	Fair value	Quote prices in active markets for identical assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
State/political subdivisions:				
AAA rated	$ 156,918	$ -	$ 156,918	$ -
AA rated	1,764,930	-	1,764,930	-
A rated	63,337	-	63,337	-
BBB rated	1,268,370	-	1,268,370	-
Equity securities:				
Corporate Equity	25,740	25,740	-	-
Total securities owned	$ 3,279,295	$ 25,740	$ 3,253,555	$ -

12. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of financial condition. The risk of loss on unsettled transactions relates to customers' and other counterparties' inability to fulfill their contracted obligations.